Exhibit 21

Subsidiaries of Energy Services of American Corporation

Name	State of Incorporation

West Virginia Pipeline, Inc.	West Virginia (direct)

SQP Construction Group, Inc.	West Virginia (direct)

Tri-State Paving & Sealcoating, Inc.	West Virginia (direct)

Ryan Construction Services, Inc.	West Virginia (direct)

C.J. Hughes Construction Company, Inc.	West Virginia (direct)

Contractors Rental Company, Inc. (1)	West Virginia (indirect)

Nitro Construction Service, Inc. (1)	West Virginia (indirect)

Nitro Electric Company, LLC (2)	Michigan (indirect)

Revolt Energy, LLC (2)	West Virginia (indirect)

Pinnacle Technical Solutions, Inc. (2)	West Virginia (indirect)

(1)	Subsidiary of C.J. Hughes Construction Company, Inc.
(2)	Subsidiary of Nitro Construction Services, Inc.